 Exhibit 99.4(a)

DEFINITIONS

Accumulation Unit:
A unit of measure used to calculate the value of a Sub-Account prior to the
Annuity Date.

Age: On a person's birthday, the age (in years) attained by the person on that day. On any other day, the person's age as of her or his last birthday.

Annuity Date: The date as of which the Contract Value, less any applicable premium tax, is applied to an Annuity Option.

Annuity Option: The payout option pursuant to which the Company makes annuity income payments. Annuity Unit: A unit of measure used to calculate the amount of the variable income payments. Contract Anniversary: The same month and day as the Issue Date each calendar year.
Contract Value: The Variable Account value attributable to this Contract on, or prior to the Annuity
Date.

Contract Year:
Any period of 12 months commencing with the Issue Date or any Contract
Anniversary.

Fund: Any investment portfolio in which a corresponding Sub-Account invests.

IIPRC: The Interstate Insurance Product Regulation Commission.

Investment Option: Any account to which Purchase Payments may be allocated or Contract Value transferred under the Contract.

Issue Date: The date as of which the initial Purchase Payment is credited to the Contract and the date the Contract takes effect. It is shown on the Schedule.

Purchase Payment: Amounts paid by the Owner and accepted by the Company as consideration for the Contract.

Sub-Account: A separate division of the Variable Account.

Surrender Value: The amount we pay in response to a request for a withdrawal or surrender.

Valuation Day: Each day on which the New York Stock Exchange is open for business.

Valuation Period: The period which begins at the close of regular trading on the New York Stock
Exchange on any Valuation Day and ends at the close of regular trading on the next Valuation Day.

Variable Account: The Protective Variable Annuity Separate Account, a separate investment account of Protective Life.

PARTIES TO THE CONTRACT

Company – Protective Life Insurance Company, also referred to as "Protective Life", "the Company", "we", "us" and "our".

Owner – The person or persons who own the Contract and are entitled to exercise all rights and privileges provided in the Contract. A Contract may be issued to no more than two Owners. Individuals as well as non-natural persons, such as corporations or trusts, may be Owners. The Owner is referred to as "you" and "your". If any Owner is not an individual:

1) the Annuitant's Age, birthday or death will be used when Contract provisions refer to an Owner's
Age, birthday or death; and

2) the Annuitant may exercise an Owner's contractual rights and privileges when permitted by the
Owner or required by the Internal Revenue Code.

Change of Owner – You may instruct us to change the Owner provided:

1) the new Owner's Age on the Issue Date would not have prevented her or his purchase of this
Contract on that date;

2) the new Owner's Age on the date any attached optional benefit rider took effect would not have prevented her or his purchase of that optional benefit rider on that date; and

3) the Maximum Annuity Date after the change of Owner is on or after the Annuity Date in effect when the change of Owner is requested.

See the Schedule and application for information about purchase age and annuity date limitations.

Beneficiary – The person or persons who may receive the benefits of this Contract upon the death of an Owner.

Primary – The Primary Beneficiary is the surviving Owner, if any. If there is no surviving Owner, the
Primary Beneficiary is the person or persons designated by the Owner and named in our records.

Contingent – The Contingent Beneficiary is the person or persons designated by the Owner and named in our records to be Beneficiary if the Primary Beneficiary is not living.

If no Beneficiary designation is in effect or if no Beneficiary is living at the time of an Owner's death, the Beneficiary will be the estate of the deceased Owner. If an Owner dies on or after the Annuity Date, the Beneficiary will become the new Owner.

Change of Beneficiary – Unless designated irrevocably, you may instruct us to change the Beneficiary prior to the death of any Owner. An irrevocable Beneficiary is one whose written consent is needed before you can change the Beneficiary designation or exercise certain other rights.

Annuitant – The person on whose life annuity income payments may be based.   Owner 1 is the
Annuitant unless you designate another person as the Annuitant.

Change of Annuitant – You may instruct us to change the Annuitant prior to the Annuity Date provided:

1) the new Annuitant's Age on the Issue Date would not have prevented her or his designation as
Annuitant on that date;

2) the new Annuitant's Age on the date any attached optional benefit rider took effect would not have prevented her or his designation as Annuitant on that date; and

3) the Maximum Annuity Date after the change of Annuitant is on or after the Annuity Date in effect when the change of Annuitant is requested.

See the Schedule and application for information about purchase age and annuity date limitations. If any Owner is not an individual the Annuitant may not be changed.

Payee – The person or persons designated by the Owner to receive the annuity income payments under the Contract. The Annuitant is the Payee unless you designate another party as the Payee. You may change the Payee at any time.

GENERAL PROVISIONS

Entire Contract – This Contract and its attachments, including a copy of your application and any riders, endorsements and amendments, constitute the entire agreement between you and us. Statements in the application are considered representations and not warranties.

Modification of the Contract – No one is authorized to modify or waive any term or provision of this Contract unless we agree to the modification or waiver in writing and it is signed by our President, Vice- President or Secretary. We reserve the right to change or modify the provisions of this Contract to conform to any applicable laws, rules or regulations issued by a government agency or to assure continued qualification of the Contract as an annuity contract under the Internal Revenue Code. We will obtain all necessary regulatory approvals and will send you a copy of the endorsement that modifies the Contract.

Non-Participating – This Contract does not share in our surplus or profits, or pay dividends.

Incontestability – We will not contest this Contract after it is issued.

Application of Law – The provisions of the Contract are to be interpreted in accordance with the
Internal Revenue Code.

Form Approval – This Contract was approved under the authority of the IIPRC and issued under its standards. Any provision of this Contract that is in conflict with an effective IIPRC standard applicable to this type product on the Issue Date is amended to conform to that standard.

Assignment – You have the right to assign your interest in this Contract.   We do not assume responsibility for the assignment. Any claim made while the Contract is assigned is subject to proof of the nature and extent of the assignee's interest prior to payment.

Protection of Proceeds – To the extent permitted by law and except as provided by an assignment, no benefits payable under this Contract will be subject to the claims of creditors.

Minimum Values – Values available under the Contract, including any paid-up annuity, withdrawal and death benefit, are at least equal to the minimum required under Section 7 of the NAIC Model Variable Annuity Regulation, Model #250.

Reports – At least annually prior to the Annuity Date, we will prepare a statement showing: the amount and derivation of the Contract and Surrender Values as of the statement beginning and end dates; information for the statement period regarding the value of the death benefit; a reconciliation of all transactions that occurred during the statement period; and, any other information required by law. We will send it to you, at the address contained in our records, not more than 31 days after the statement end date. Additional statements are available upon request at no charge.

Error in Age or Gender – When a Contract benefit, or any charge or fee is contingent upon any person's age or gender, we may require proof of such. We may suspend any payment due until proof is provided. When we receive satisfactory proof, we will make the payments that became due during the period of suspension.

If after proof of age and gender is provided, it is determined that the previous information you furnished was not correct, we will adjust the benefits, charges, or fees to those that would result based upon the correct information. If we have underpaid a benefit because of the error, we will make up the underpayment in a lump sum. If the error resulted in an overpayment, we will deduct the amount of the overpayment from the Contract Value or from any current or future payment due under the Contract. Underpayments and overpayments will bear interest at an annual effective interest rate of 3%.

Where the use of unisex mortality rates is required, we will not make any determination or adjustment based upon gender.

Settlement – Benefits due under this Contract are payable from our administrative office and may be applied to any option we offer for such payments at the time the election is made. Unless directed otherwise, we will make payments according to the instructions contained in our records at the time the payment is made. We shall be discharged from all liability for payment to the extent of any payments we make.

Receipt of Payment – If any Owner, Annuitant, Beneficiary or Payee is incapable of giving a valid receipt for any payment, we may make such payment to whomever has legally assumed her or his care and principal support. Any such payment shall fully discharge us to the extent of that payment.

Premium Tax – Premium tax will be deducted, if applicable. Premium tax may be deducted from a Purchase Payment when accepted, from the Surrender Value, from the death benefit, or from amounts applied to an Annuity Option.

Written Notice – All instructions regarding the Contract, and all requests to change or assign it, must be by Written Notice:   a request or instruction submitted in writing in a form satisfactory to us and received at our administrative office. The Written Notice is effective as of the date it was signed, unless the Notice specifies a different effective date. However, we are not responsible for following any instruction or making any change or assignment before we actually receive the Written Notice.

PURCHASE PAYMENTS

Purchase Payments – Purchase Payments are payable at our administrative office. They shall be made by check payable to the Company or by any other method we allow. Specific Purchase Payment limitations are shown on the Schedule. We reserve the right not to accept any Purchase Payment. You are not required to make any additional Purchase Payments.

Allocation of Purchase Payments – We allocate Purchase Payments to the Investment Options according to the instructions contained in our records at the time we accept the Purchase Payments at our administrative office. Your initial allocation instructions are on the application. You may change your allocation instructions at any time. Allocations must be made in whole percentages.

VARIABLE ACCOUNT

General Description – The variable benefits under the Contract are provided through the Protective Variable Annuity Separate Account (the "Variable Account"), which is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. We own the assets in the Variable Account. The portion of the assets of the Variable Account equal to the reserves and other contract liabilities with respect to the Variable Account cannot be charged with the liabilities arising out of any other business we may conduct. The income, gains and losses, both realized and unrealized, from the assets of the Variable Account shall be credited to or charged against the Variable Account without regard to any other income, gains or losses of the Company. We have the right to transfer to our general account any assets of the Variable Account that are in excess of such reserves and other liabilities.

Sub-Accounts of the Variable Account – The Variable Account is divided into a series of Sub- Accounts. The Sub-Accounts available when you purchased the Contract are listed on the Schedule. Each Sub-Account invests in shares of a corresponding Fund. The income, dividends, and gains, if any, distributed from the shares of a Fund will be reinvested by purchasing additional shares of that Fund at its net asset value.

When permitted by law, we may:

1) create new variable accounts;

2) combine variable accounts, including the Variable Account;

3) add new Sub-Accounts to, or remove existing Sub-Accounts from the Variable Account, or combine Sub-Accounts;

4) make new Sub-Accounts or other Sub-Accounts available to such classes of the Contracts as we may determine;

5) add new Funds, or remove existing Funds;

6) substitute a different Fund for any existing Fund if shares of a Fund are no longer available for investment, or if we determine that investment in a Fund is no longer appropriate in light of the purposes of the Variable Account;

7) deregister the Variable Account under the Investment Company Act of 1940 if such registration is no longer required;

8) operate the Variable Account as a management investment company under the Investment
Company Act of 1940 or as any other form permitted by law; and

9) make any changes to the Variable Account or its operations as may be required by the
Investment Company Act of 1940 or other applicable law or regulations.

The values and benefits of this Contract provided by the Variable Account depend on the investment performance of the Funds in which the Sub-Accounts invest.   We do not guarantee the investment performance of the Funds. You bear the full investment risk for amounts allocated or transferred to the Sub-Accounts.

We reserve the right to deduct taxes attributable to the operation of the Variable Account.

Variable Account Value – On or at any time prior to the Annuity Date, the Variable Account value is equal to:

1) Purchase Payments allocated to the Variable Account; plus

2) other amounts applied to the Variable Account; plus or minus

3) investment performance; minus

4) amounts deducted from the Variable Account to satisfy any withdrawal (or surrender) requests;
minus

5) charges, fees and premium tax, if any, deducted from the Variable Account. The Variable Account value equals the total of the Sub-Account values.
Amounts allocated to the Variable Account are used to purchase Accumulation Units of one or more Sub-Accounts. To calculate the value of a Sub-Account, we multiply the number of Accumulation Units attributable to each Sub-Account by the Accumulation Unit value for that Sub-Account as of the Valuation Period for which the value is being determined.

Events that will result in the cancellation of an appropriate number of Accumulation Units of a Sub- Account include, but are not limited to:

1) transfers from a Sub-Account;

2) a withdrawal or surrender;

3) payment of the death benefit;

4) application of the Contract Value to an Annuity Option;

5) deduction of charges, fees or premium tax, if any.

Accumulation Units will be canceled as of the end of the Valuation Period during which the transaction occurs.

Accumulation Unit Values – The Accumulation Unit value for each Sub-Account on any Valuation Day is determined by multiplying the Accumulation Unit value on the prior Valuation Day by the net investment factor for the Valuation Period.    The net investment factor is used to measure the investment performance of a Sub-Account from one Valuation Period to the next. A net investment factor is determined for each Sub-Account for each Valuation Period. The net investment factor may be greater or less than one, so the value of an Accumulation Unit can increase or decrease.

Net Investment Factor – The net investment factor for any Sub-Account for any Valuation Period is determined as follows:

1) Start with the net asset value per share of the Fund held in the Sub-Account, determined at the end of the current Valuation Period.    If the "ex-dividend" date occurs during the current Valuation Period, add the per-share amount of any dividend or capital gain distributions made by the Fund held in the Sub-Account.

2) Then divide the result in Item 1) by the net asset value per share of the Fund held in the Sub- Account, determined at the end of the most recent prior Valuation Period.

3) Last, subtract from the result in Item 2) a factor that represents both:   a) the mortality and expense risk charge and the administration charge as shown on the Schedule for the number of days in the Valuation Period; and b) a charge or credit for any taxes attributed to the investment operations of the Sub-Account, as determined by the Company.

TRANSFERS

Transfers – Prior to the Annuity Date, you may instruct us to transfer amounts among the Investment Options. You must transfer at least $100 or, if less, the entire amount in the Investment Option each time you make a transfer. If after the transfer the amount remaining in any of the Investment Options from which the transfer is made is less than $100, we may transfer the entire amount instead of the requested amount. We may also limit the number of transfers per year. For each additional transfer over the limit during each Contract Year, we may charge a transfer fee. The transfer fee, if any, will be deducted from the amount being transferred. The yearly transfer limit and transfer fee are shown on the Schedule.

Limitation on Frequent Transfers – Frequent transfers, also known as "market timing", may indicate an effort to take unfair advantage of a possible lag between a change in value of the securities held by a Fund in which a Sub-Account invests and the reflection of that change in the Sub-Account's Accumulation Unit Value. We are required by law to monitor transactions in the Contract to prevent, to the extent possible, any such activity. Accordingly, we will not honor any transfer request that is determined by us or a Fund manager to constitute market timing.

Dollar Cost Averaging – Prior to the Annuity Date, you may instruct us to systematically and automatically transfer, on a monthly or quarterly basis, amounts from an Investment Option into one or more different Investment Options. Dollar cost averaging transfers can be made on the 1st through the
28th day of a month. We will continue dollar cost averaging transfers until the earlier of:

1) the value of the Investment Option from which the transfers are being made is $0; or

2) you instruct us to discontinue the transfers.

Transfers made to facilitate dollar cost averaging will not count against the yearly transfer limit shown on the Schedule.

SURRENDERS AND WITHDRAWALS

Surrenders – You may surrender your Contract any time prior to the Annuity Date for its Surrender
Value.

Withdrawals – You may request a withdrawal prior to the Annuity Date provided the amount requested is at least $100 and the Contract Value immediately after the withdrawal is at least $5,000.

Withdrawals will be deducted from the Investment Options on a pro-rata basis.   Your request for a withdrawal must include all the information we need to complete the payment to you.

Surrender Value – The amount we pay in response to a withdrawal or surrender request is equal to:

1) the amount deducted from the Contract Value; minus,

2) any applicable charges, fees and premium tax.

Suspension or Delay in Payment of Surrender or Withdrawal – We may suspend or delay the date of payment of a surrender or withdrawal from the Variable Account for any period:

1) when the New York Stock Exchange is closed; or,

2) when trading on the New York Stock Exchange is restricted; or,

3) when an emergency exists (as determined by the Securities and Exchange Commission) as a result of which:

a) the disposal of securities in the Variable Account is not reasonably practical; or,

b) it is not reasonably practical to determine fairly the value of the net assets of the Variable
Account; or,

4) when the Securities and Exchange Commission, by order, so permits for the protection of security holders.

DEATH BENEFIT

Death of an Owner – If an Owner dies before the Annuity Date while this Contract is in force, we will pay the death benefit to the Beneficiary. If an Owner dies on or after the Annuity Date, the Beneficiary will become the new Owner and remaining payments must be distributed at least as rapidly as under the Annuity Option in effect at the time of the Owner's death.

Death of the Annuitant – If the Annuitant is not an Owner and dies prior to the Annuity Date, Owner 1 will become the new Annuitant unless you designate otherwise. If any Owner is not an individual, we will treat the death of the Annuitant as the death of an Owner.

Death Benefit – The death benefit is the Contract Value, less any applicable premium tax, as of the end of the Valuation Period during which we receive due proof of death.

Only one death benefit is payable under this Contract, even though the Contract may, in some circumstances, continue beyond an Owner's death.

Payment of the Death Benefit – Unless an Owner has previously designated otherwise, the death benefit may be taken in one sum immediately and the Contract will terminate. If the death benefit is not taken in one sum immediately, the entire interest in the Contract must be distributed under one of the following options:

1) the entire interest must be distributed over the life of the Beneficiary, or over a period not extending beyond the life expectancy of the Beneficiary, with distribution beginning within one year of the deceased Owner's death; or

2) the entire interest must be distributed within 5 years of the deceased Owner's death.

If there is more than one Beneficiary, the foregoing provisions apply to each Beneficiary individually.

If the Beneficiary is the deceased Owner's spouse, the surviving spouse may elect, in lieu of receiving the death benefit, to continue the Contract and become the new Owner provided the deceased Owner's spouse meets all the requirements in the "Change of Owner" provision. The surviving spouse may then select a new Beneficiary.   Upon the surviving spouse's death, the Beneficiary may take the death benefit in one sum immediately and the Contract will terminate. If not taken in one sum immediately, the death benefit must be distributed to the Beneficiary according to either paragraph 1) or 2), above.

We will pay the death benefit as soon as administratively possible after we receive a claim in good order and due proof of death. We pay interest on the death benefit only as required under applicable state law.

Notwithstanding any other Contract provision to the contrary, the entire "DEATH BENEFIT" section of this Contract shall be interpreted to comply with the requirements of §72(s) of the Internal Revenue Code.   We will endorse this Contract as necessary to conform to regulatory requirements. We will obtain all necessary regulatory approvals and will send you a copy of the endorsement.

Suspension or Delay in Payment of Death Benefit – The date of payment of the death benefit from the Variable Account may be suspended or delayed under the circumstances described in the "Suspension or Delay in Payment of Surrender or Withdrawal" provision.

ANNUITY INCOME PAYMENTS

Annuity Date – When the Contract is issued, the Annuity Date is set to the Maximum Annuity Date as shown on the Schedule. The Owner may change the Annuity Date provided it is at least 3 years after the last Purchase Payment and not within 30 days of the date we receive the instruction. The Annuity Date may not be later than the Maximum Annuity Date without our consent.

If this Contract is in force on the Annuity Date, you may take the Contract Value as of the Valuation Period that includes the Annuity Date, less any applicable premium tax, in a lump sum or apply that amount to an Annuity Option you select and establish annuity income payments.

Annuity Income Payments – You may elect to receive fixed income payments, variable income payments, or a combination of both using the same Annuity Option and certain period.

Fixed Income Payments – Fixed income payments are periodic payments from the Company to the designated Payee, the amount of which is fixed and guaranteed by the Company. Fixed income payments are not in any way dependent upon the investment experience of the Variable Account.

Variable Income Payments – Variable income payments are periodic payments from the Company to the designated Payee, the amount of which varies from one payment to the next as a reflection of the net investment experience of the Sub-Account(s) you select to support the payments.

Using an Assumed Investment Return of 5% per year, we determine the dollar value of a variable income payment as of the Annuity Date. However, no payment is actually made on that date. We then allocate that dollar amount among the Sub-Accounts you selected to support your variable income payments. Based on the Annuity Unit values of the selected Sub-Accounts on that date, we determine the number of Annuity Units attributable to each Sub-Account.    The number of Annuity Units attributable to each Sub-Account remains constant unless there is a transfer of Annuity Units between Sub-Accounts.

To calculate a variable income payment, we multiply the number of Annuity Units attributable to each Sub-Account by the Annuity Unit value for that Sub-Account as of the Valuation Period on which the payment is being determined. We then add the results of these Sub-Account calculations to determine the total variable income payment.

Variable income payments will not decrease if the annualized return over the duration separating the payments is at least equal to the 5% yearly Assumed Investment Return (described above) plus the sum of the Mortality & Expense Risk and Administration Charges shown on the Schedule.

Annuity Unit Values – The Annuity Unit value of each Sub-Account for any Valuation Period is equal to 1) multiplied by 2) divided by 3) where:

1) is the net investment factor (calculated as described in the "Net Investment Factor" provision)
for the Valuation Period for which the Annuity Unit value is being calculated;

2) is the Annuity Unit value for the preceding Valuation Period; and

3) is a daily factor derived from the Assumed Investment Return multiplied by the number of days in the Valuation Period.

You may transfer Annuity Units between Sub-Accounts. This is done by converting Annuity Units of a Sub-Account into a dollar amount using the Annuity Unit value for that Sub-Account on the Valuation Period during which the transfer occurs and reconverting that dollar amount into the appropriate number of Annuity Units of another Sub-Account using its Annuity Unit value for the same Valuation Period. Thus, on the date of the transfer, the dollar amount of the portion of a variable income payment generated from the Annuity Units of either Sub-Account would be the same.   For variable income payments, only one transfer between Sub-Accounts is allowed in any calendar month.

Transfers involving fixed income payments are not allowed.

Selection of Annuity Option – You may select an Annuity Option, or instruct us to change your selection, not later than one month before the Annuity Date.

If you have not previously selected an Annuity Option, we will begin annuity income payments one month after the Annuity Date. Those payments will be established by applying your Contract Value as of the Valuation Period that includes the Annuity Date, less any applicable premium tax, to monthly fixed income payments under Option B - Life Income with Payments for a 10-Year Certain Period.

Annuity Options – You may select from among the following Annuity Options.

OPTION A – PAYMENTS FOR A CERTAIN PERIOD: We will make income payments for the period you select from among those available at the time you make your selection. No certain period may be less than 10 years without our consent. Payments under this Annuity Option do not depend on the life of an Annuitant. Fixed income payments under Option A may not be surrendered, but you may surrender variable income payments under Option A.

OPTION B – LIFE INCOME WITH OR WITHOUT A CERTAIN PERIOD: Payments are based on the life of an Annuitant. We reserve the right to demand proof that the Annuitant is living prior to making any income payment.

If you include a certain period, we will make payments for the lifetime of the Annuitant, with payments guaranteed for the certain period you select. No certain period may be less than 10 years without our consent.   Payments stop at the end of the selected certain period or when the Annuitant dies, whichever is later.

If no certain period is selected, no payment will be made after the death of the Annuitant regardless of how many, or whether any, annuity income payments have been made. If no certain period is selected and the Annuitant dies within one month of the Annuity Date but before any annuity income payment has been made, we will terminate this Contract and pay the Beneficiary the amount applied to the Annuity Option.

Neither fixed nor variable income payments under Option B may be surrendered.

ADDITIONAL OPTION:   You may purchase any annuity option we offer on the date this option is elected.

Minimum Amounts – If your Contract Value as of the Valuation Period that includes the Annuity Date is less than $5,000 we reserve the right to pay the Contract Value in one lump sum. If at any time your annuity income payments are less than $20, we reserve the right to change their frequency to an interval that will result in a payment at least equal to that amount.

Guaranteed Purchase Rates – The guaranteed interest basis for fixed income payments, which is not applicable to variable income payments, is 1.00%.   The mortality basis is 60% of the Annuity 2000
Mortality Table projected 9 years using the annual projection factors associated with the 1983 Individual Annuitant Mortality Table. One year will be deducted from the attained age of the Annuitant for every 3 completed years beyond the year 2009. Upon request, we will furnish you the guaranteed purchase rates for ages and periods not shown below. Annuity benefits available on the Annuity Date will not be less than those provided by the application of an equivalent amount to the purchase of a single premium immediate annuity contract offered by us on the Annuity Date to the same class of Annuitants for the same Annuity Option.

FIXED ANNUITY TABLES

These tables illustrate the minimum fixed monthly annuity payment rates for each $1,000 applied.

OPTION A TABLE

OPTION B TABLE Payments for a
Life Income with or without a Certain Period

Certain Period

Monthly
Age of

Life with 10 Year
Life Only
Certain Period

Years 10	Payment 8.76	Annuitant 60	Male 2.99	Female 2.75	Male 2.97	Female 2.74
15	5.98	65	3.44	3.14	3.40	3.12
20	4.60	70	4.05	3.67	3.94	3.61
25	3.77	75	4.85	4.40	4.62	4.27
30	3.21	80	5.95	5.44	5.43	5.10
		85	7.46	6.92	6.32	6.05
		90	9.52	8.98	7.19	6.99
		95	12.31	11.65	7.96	7.81

VARIABLE ANNUITY TABLES

These tables illustrate the monthly variable annuity payment rates for each
$1000 applied using the Assumed Investment Return. Payments will vary based on the investment experience of the Variable Account relative to the Assumed Investment Return and could be more or less than the payments shown.

OPTION A TABLE

OPTION B TABLE Payments for a
Life Income with or without a Certain Period

Certain Period

Life with 10 Year
Life Only
Certain Period
	Monthly	Age of
Years	Payment	Annuitant	Male	Female	Male	Female

10	10.55	60	5.36	5.10	5.31	5.07
15	7.85	65	5.80	5.46	5.70	5.41
20	6.54	70	6.41	5.98	6.21	5.88
25	5.78	75	7.24	6.73	6.84	6.49
30	5.30	80	8.39	7.81	7.59	7.27
		85	9.96	9.37	8.39	8.15
		90	12.08	11.53	9.16	8.98
		95	14.91	14.25	9.83	9.70